------                                      ------------------------------------
FORM 3                                                  OMB APPROVAL
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                                             OMB Number                3235-0104
                                             Expires:         September 30, 1998
                                             Estimated average burden
                                             hours per response .............0.5
                                            ------------------------------------

                    U. S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

            INITITAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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 1. Name and Address of Reporting Person
      Pacific Electric Wire & Cable Co., Ltd.
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     (Last)                          (First)                         (MI)

      4th FL., 285 Chung Hsiao East Road
      Section 4
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                                    (Street)

     Taipei, Taiwan, Republic of China
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     (City)                         (State)                       (Zip)

 2. Date of Event Requiring Statement (Month/Day/Year)
                                        11/25/96
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 3. IRS or Social Security Number of Reporting Person (Voluntary)

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 4. Issuer Name and Ticket or Trading Symbol
     Monaco Finance, Inc.; MONFA
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 5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

    [   ]  Director                       [ X ]  10% Owner
    [   ]  Officer (give title below)     [   ]  Other (specify below)

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 6. If Amendment, Date of Original (Month/Day/Year)

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 7. Individual or Joint/Group

    Filing (Check Applicable Line)

    X  Form Filed by One Reporting Person
   ---
   --- Form Filed by More than One Reporting Person
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TABLE I - Non-Derivative Securities Beneficially Owned
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
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1. Title of Security             |  2. Amount of Securities  | 3. Ownership Form:         | 4. Nature of Indirect Beneficial
   (Instr. 4)                    |     Beneficially Owned    |    Direct (D) or Indirect  |    Ownership (Instr. 5)
                                 |     (Instr. 4)            |    (I) (Instr. 5)          |
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                                 |                           |                            |
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                                 |                           |                            |
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                                 |                           |                            |
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                                 |                           |                            |
                                 |                           |                            |
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                                 |                           |                            |
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
Reminder: Report on a seperate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
  5(b)(v)

                                                                          (Over)
                                                                 SEC 1473 (7/96)


                                  Page 1 of 3
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

FORM 3 (continued)       Table II -- Derivative Securities Benefically Owned
                     (e.g., puts, calls, warrants, options, convertible securities)
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1. Title of Derivative Security (Instr. 4)         | 2. Date Exercisable and Expiration Date
                                                   |    (Month/Day/Year)
                                                   |-----------------------------------------
                                                   |  Date Exercisable  |  Expiration Date
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                                                   |                    |
     Option (Right to buy)                         |     1, 4           |         2
                                                   |                    |
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                                                   |                    |
     Warrant (Right to buy)                        |      1             |         3
                                                   |                    |
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                                                   |                    |
     Warrant (Right to buy)                        |      1             |         3
                                                   |                    |
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                                                   |                    |
     Warrant (Right to buy)                        |      1             |         3
                                                   |                    |
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                                                   |                    |
     Warrant (Right to buy)                        |      1             |         3
                                                   |                    |
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                                                   |                    |
     Contractual Right to buy                      |      4             |         4
                                                   |                    |
=============================================================================================


===================================================================================================================================
3. Title and Amount of Securities        | 4. Conversion or Exercise | 5.  Ownership Form of Derivative  | 6.  Nature of Indirect
   Underlying Derivative Security        |    Price of Derivative    |     Security: Direct (D) or       |     Beneficial Ownership
   (Instr. 4)                            |    Security               |     Indirect (I) (Instr. 5)       |     (Instr. 5)
-----------------------------------------|                           |                                   |
                          |   Amount or  |                           |                                   |
                          |   Number of  |                           |                                   |
          Title           |   Shares     |                           |                                   |
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                          |              |                           |                                   |
   Class B Common Stock   |    830,000   |        $4.00/sh           |                  I                |             4
                          |              |                           |                                   |
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                          |              |                           |                                   |
   Class A Common Stock   |  2,500,000   |        $4.50/sh           |                  I                |             4
                          |              |                           |                                   |
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                          |              |                           |                                   |
   Class A Common Stock   |  1,500,000   |        $5.00/sh           |                  I                |             4
                          |              |                           |                                   |
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                          |              |                           |                                   |
   Class A Common Stock   |  1,000,000   |        $6.00/sh           |                  I                |             4
                          |              |                           |                                   |
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                          |              |                           |                                   |
   Class A Common Stock   |  1,000,000   |        $7.00/sh           |                  I                |             4
                          |              |                           |                                   |
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                          |              |                           |                                   |
   Class A Common Stock   |  3,800,000   |        $3.25/sh           |                  I                |             4
                          |              |                           |                                   |
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Explanation of Responses:
1.  Exercisable the date of the closing of the transactions contemplated by the Securities
    Purchase Agreement dated 10/29/96 between Pacific USA Holdings Corp. and Monaco Finance, Inc. (the "Closing Date.").
2.  Third anniversary of the Closing Date.
3.  Fifth anniversary of the Closing Date.
4.  See attached supplement.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient. See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


Pacific Electric Wire & Cable Co., Ltd.


By:   /s/ Tung Ching-vun                                      December 4, 1996
     ----------------------------------------------------   -------------------
            **Signature of Reporting Person                         Date


                                   Page 2 of 3
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                              Attachment to Form 3



1.   Name and Address of Reporting Person   2.   Date of Event                  4.  Issuer Name and Ticker or
     Pacific Electric Wire & Cable Co., Ltd.     Requiring Statement                Trading Symbol
     285 Chung Hsiao East Road
     4th Floor, Section 4                        11/25/96                           Monaco Finance, Inc.; MONFA
     Taipei, Taiwan, Republic of China


         Pacific USA Holdings Corp. ("Pacific") is a 93.5% owned subsidiary of Pacific Electric Wire & Cable Co., Ltd. Under a Securities Purchase Agreement dated October 29, 1996 (the "Securities Purchase Agreement"), Pacific has agreed to acquire 3,800,000 newly-issued shares of Class A common stock of Monaco. In addition, pursuant to a Warrant (the "Warrant") issued to Pacific by Monaco on October 29, 1996, Pacific has the right to purchase an additional 6,000,000 newly-issued shares of Class A common stock. Moreover, Pacific entered into a Shareholder Option Agreement ("Option Agreement") dated October 29, 1996 with Morris Ginsburg, Sandler Family Partners, Ltd., and Irwin Sandler, significant shareholders of Monaco's Class B common stock (the "Significant Shareholders"), pursuant to which Pacific obtained the right to purchase 830,000 of the Class B common stock of Monaco owned by such Significant Shareholders and such Significant Shareholders also were given the right to "put" their Class B common stock to Pacific. The aggregate purchase price for the purchase of the 3,800,000 shares of Class A common stock, the Warrant for 6,000,000 shares of Class A common stock and the Class B common stock from the Significant Shareholders is $47,420,000, (comprised of $44,100,000 payable to Monaco and $3,320,000 payable to the Significant Shareholders). The shares of Class B common stock will automatically convert to shares of Class A common stock upon the ownership of such shares by any person other than the Significant Shareholders.

         Consummation of the transactions contemplated by the Securities Purchase Agreement is subject to the satisfaction of the conditions precedent set forth in Sections 7 and 8 of such agreement including without limitation, approval by the Monaco shareholders and expiration or earlier termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; on November 25, 1996, such early termination was received. The Securities Purchase Agreement provides that the Closing will occur on the third business day after all conditions to Closing have been satisfied or waived.

         The purchase of the Warrant is not subject to the satisfaction of any conditions precedent other than consummation of the transactions contemplated under the Securities Purchase Agreement. The consummation of the transactions contemplated by the Option Agreement is subject to the satisfaction of customary closing conditions contained in Sections 8 and 9 of the Option Agreement.

         The filing of this Statement shall not be construed as an admission (a) that the person filing this Statement is, for the purposes of Section 16 of the Securities Exchange Act of 1934 (as amended), the beneficial owner of any equity securities covered by this Statement, or (b) that this Statement is legally required to be filed by such person.


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